RAINCHIEF ENERGY INC.
(the “Company”)
#361 - 1275 West 6th Ave.
Vancouver, British Columbia V6H-1A6
604-676-1032 T
604-676-1034 F

July 13, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Division of Corporate Finance

RE: Changing of Period of Report date on Form 20-F/A (Accession Number 0001199073-09-000506)

Dear Sirs,

On June 17, 2009 a Form 20-F/A (accession number 0001199073-09-000506) was filed for Rainchief Energy Inc. (CIK 0001369128). While the document’s content is correct, the Period of Report field was inadvertently dated June 17, 2009 as opposed to December 31, 2008. Please change the internal coding of this field from 2009-06-17 to 2008-12-31.

Thank you for your assistance.

Yours truly,

/s/ Brad J. Moynes

Chief Executive Officer
Rainchief Energy Inc.